Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-4 of Energy Transfer Partners, L.P. of our reports dated February 28, 2014, with respect to the consolidated balance sheets of PVR Partners, L.P. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and partners’ capital for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 Annual Report on Form 10-K of PVR Partners, L.P., and the reference to our firm under the heading “experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

February 25, 2015